FANTEX, INC.
330 TOWNSEND STREET, SUITE 234,
SAN FRANCISCO, CA 94107

February 13, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Loan Lauren P. Nguyen, Special Counsel
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Registration Statement on Form S-1, as amended
File No. 333-198986

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-198986) (the “Registration Statement”) of Fantex, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on February 17, 2015, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jim Morrone at (650) 463-3058.

The Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

FANTEX, INC.

By:	/s/ Cornell “Buck” French
Cornell “Buck” French
Chief Executive Officer

cc:                                David Peinsipp, Esq., Cooley LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Jim Morrone, Esq., Latham & Watkins LLP